UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Checkone):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: __________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Uxin Limited

Full Name of Registrant

N/A

Former Name if Applicable

21/F, Donghuang Building, No. 16 Guangshun South Avenue

Address of Principal Executive Office (Street and Number)

Chaoyang District, Beijing 100102, People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
a)
The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
c)
The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Uxin Limited (the "Company") has experienced a delay in filling its Annual Report on Form 20-F for its fiscal year ended March 31, 2023 ("2023 Form 20-F") within the prescribed time period because the Company requires additional time to evaluate implications of a certain existing financial instrument relating to financing agreements between the Company and investors entered into during the fiscal year ended March 31, 2023. The Company is diligently working to finalize the 2023 Form 20-F and expects to file its Form 20-F no later than August 15, 2023 in accordance with Rule 12b-25, after giving due consideration to the matter described herein.

PART IV — OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification

Feng Lin	+86 10	5691-6765
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes☒ No ☐

The Company included disclosure of substantial doubt about its ability to continue as a going concern in its earnings release for the quarter ended December 31, 2022. The Company expects that the consolidated financial statements for the fiscal year ended March 31, 2023 will be prepared on a going concern basis and will contain a reference of substantial doubt about the Company's ability to continue as a going concern.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to our anticipated financial results as a result of our independent registered public accounting firm completing its audit of the Company’s financial statements, the ability of us and our auditors to confirm information or data identified in the review, our ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Uxin Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 31, 2023	By:	/s/ Kun Dai
	Name:	Kun Dai
	Title:	Chief Executive Officer